Irwin Levy
                          c/o nSTOR Technologies, Inc.
                              100 Century Boulevard
                            West Palm Beach, FL 33417


June 8, 1999

W. David Sykes
2016 Oceanfront
Del Mar, CA 92014

Re: Options Regarding Common Stock of nSTOR Technologies, Inc.
    ---------------------------------------------------------

Dear David,

In consideration of $10.00, the mutual covenants contained herein and other good and valuable consideration, the receipt of which is hereby acknowledged, I hereby agree with you as follows:

You represent that from the date of this letter through January 30, 2000, you intend to sell shares of common stock of nSTOR Technologies, Inc., a Delaware corporation (the "Company"), on the public market at a price of $2.50 or more per share (the "Public Sales").

At any time from the date of this letter agreement through September 30, 1999, I may deliver to you a written notice of my intent to purchase from you, at $3.00 per share, that number of shares (the "Call Shares") of common stock of the Company with a value (at $3.00 per share) equal to $3,200,000 less any amounts received by you from the Public Sales. Within ten (10) days of such notice, I will deliver to you payment for the Call Shares by delivery of a personal check. Upon receipt of payment for the Call Shares, you will deliver to me the stock certificate(s) representing the Call Shares, fully endorsed for transfer to me.

At any time from February 1, 2000 through February 5, 2000, you may deliver to me a written notice of the number of shares (the "Put Shares") of common stock of the Company you will sell to me. Within ten (10) days of such notice, I will purchase the Put Shares from you, at $3.00 per share, by delivery to you of a personal check; provided, however, that under no circumstances will I be obligated to purchase from you an amount of Put Shares with a value (at $3.00 per share) greater than $3,200,000 less any amounts received by you from the Public Sales. Upon receipt of payment for the Put Shares, you will deliver to me the stock certificate(s) representing the Put Shares, fully endorsed for transfer to me.

This letter agreement shall be binding upon and inure to the benefit of our respective successors and permissible assigns, except that I shall not delegate, assign or otherwise dispose of my duties under this Agreement without your prior written consent. Any communication between us under this letter agreement shall be to the respective addresses first set forth above and shall be deemed given upon the earlier of deposit in the United States mail, postage fully prepaid, or actual receipt. This letter agreement is the entire statement of the terms of the agreement between us with respect to the matters set forth herein and shall be governed by the laws of California, without regard to its conflict of laws principles.

Sincerely,

/s/ Irwin Levy
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Irwin Levy


Acknowledged and Agreed:
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/s/ W. David Sykes
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W. David Sykes